

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 3, 2017

John H. Scribante
Chief Executive Officer
Orion Energy Systems, Inc.
2210 Woodland Drive
Manitowoc, Wisconsin 54220

> **Re: Orion Energy Systems, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 28, 2017**
> **File No. 333-216324**

Dear Mr. Scribante:

This is to advise you that we have not reviewed, and will not review, your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 - Telecommunications

cc: Steven R. Barth, Esq.